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                               May 12, 2020

       Mitchell Levine
       Chief Financial Officer
       OncoCyte Corporation
       15 Cushing
       Irvine, California 92618

                                                        Re: OncoCyte
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 28,
2020
                                                            File No. 001-37648

       Dear Mr. Levine:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 28, 2020

       Exclusive Forum Selection Provision, page 33

   1. We note your disclosure in the last column of this section indicates that your exclusive forum provision will
reserve jurisdiction to "Delaware courts, except that the Delaware
                                                        Certificate requires
that federal district courts shall be the exclusive forum for complaints arising under the
Securities Act of 1933." Please revise to disclose, if true, that the Court of Chancery of the
State of Delaware or, if such court does not have subject matter jurisdiction thereof,
the federal district court of the State of Delaware will be the exclusive forum for the
applicable actions, as indicated in Article XII of your form Certificate of
                                                        Incorporation.
   2. Given that your forum selection provision identifies the Court of Chancery of the State of
                                                        Delaware as the
exclusive forum for certain litigation, including any "derivative action,"
                                                        please disclose whether
this provision is intended to apply to actions arising under the
                                                        Exchange Act. In that
regard, we note that Section 27 of the Exchange Act creates
 Mitchell Levine
OncoCyte Corporation
May 12, 2020
Page 2
         exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision is not intended to apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision states this clearly, or tell us how you will inform shareholders in future filings that the provision does not apply to any actions arising under the
         Exchange Act.
3. We note that your forum selection provision identifies the federal district courts of the
         United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
4. Please revise your disclosure to describe any risks or other impacts on shareholders related to the proposed exclusive forum provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Reasons for the Common Stock Amendment Proposal, page 42

5. We note your disclosure that the additional shares of common stock that you are asking shareholders to approve may be used to acquire shares of Razor Genomics, Inc., for the acquisition of Insight Genetics, Inc., and for an Equity Distribution Agreement with Piper
       Sandler & Co. pursuant to which you may offer and sell shares of common stock. Please revise your preliminary proxy statement to provide the disclosures required by Items 11,
FirstName LastNameMitchell Levine
       13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note
Comapany NameOncoCyte Alternatively, please provide us with analysis supporting why such
       A of Schedule 14A. Corporation
May 12, 2020 Page 2 required.
       disclosure is not
FirstName LastName
 Mitchell Levine
FirstName Corporation
OncoCyte LastNameMitchell Levine
Comapany NameOncoCyte Corporation
May 12, 2020
Page 3
May 12, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at
(202) 551-6262
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Richard S. Soroko, Esq.